

06014457

centrica

taking care of the essentials

82-4578

FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 16 June, 2006

SUPPL

At: 001 202-772-9207

Ref: Stock Exchange Announcement

From: Secretariat

No. of pages (incl. this one) 6

If you do not receive all the pages please contact (tel: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Two recently released Stock Exchange Announcements follow.

PROCESSED
JUN 1 6 2006
THOMSON FINANCIAL

RECEIVED
2006 JUN 16 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

16 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica Trading Update

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc

16 June 2006

Centrica Trading Update

Centrica plc today confirms that the Group continues to trade in line with the detailed guidance provided in its 19 May AGM statement and its further update on 8 June.

The 2006 interim results will be announced on 27 July 2006.

Enquiries:

Centrica Investor Relations 01753 494900
Centrica Media Relations 01753 494085

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD
Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

16 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica to develop UK's first major power station for five years

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

June 16, 2006

Centrica to develop UK's first major power station for five years

Centrica plc today announced it is investing £400 million to develop the first major power station to start construction in the UK for nearly five years. Commercial operations at the 885MW gas fired plant in Langage, Devon, are due to start during winter 2008/2009, providing an additional source of power for the UK and enabling Centrica to further optimise the cost of supplying electricity to its British Gas customers.

Langage, which will be one of the UK's most efficient power stations, will be capable of supplying the equivalent annual power needs of over one million homes and could meet around 11 per cent of Centrica's forecast peak residential electricity demand. The station, which is one of only a limited number of large scale power station projects in the UK with planning consent, is scheduled to come online as the UK's generation reserve margin continues to decrease over the coming years.

Centrica has awarded Alstom a fixed price engineering, procurement and construction (EPC) contract to develop the combined cycle gas turbine plant. Inclusive of the original acquisition cost, associated costs to develop a gas pipeline connection to the National Transmission System and current development costs, the total capital investment would be approximately £400 million. Alstom will also provide maintenance support to Langage for an initial 12 year period under a long term service agreement.

Centrica owns the largest fleet of combined cycle gas turbine (CCGT) power stations in the UK. Once Langage is operational, together with its existing gas and renewable power generation assets, its Drax supply contract and the Spalding tolling agreement, Centrica will be able to supply around 71 per cent of its forecast peak British Gas electricity customer demand from its own sources.

Sir Roy Gardner, Chief Executive of Centrica, said: "Faced with a volatile wholesale energy market and a predicted reduction of power generation sources in the UK over the coming years, this major investment signals Centrica's commitment to secure the future energy needs for our British Gas customers."

"British Gas is a leading household electricity supplier and we will continue to seek opportunities to increase our level of power generation, major contracts and tolling agreements in order to continue to offer competitive prices to our customers."

Malcolm Wicks, Energy Minister, said: "This is a welcome move by Centrica which is investing to secure the future energy needs of UK consumers. Langage will contribute towards the UK's security of supply as new and more efficient power stations are needed in the coming years to replace existing plant."

Langage's location in the south-west, which has little existing power generation capacity, means Centrica will benefit by receiving Transmission Network Use of System (TNUoS) payments. Centrica's investment has also helped to underpin National Grid's reinforcement to the gas and power networks in the region.

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900